Exhibit (e)(2)

AMENDED AND RESTATED SCHEDULE A

NAME OF PORTFOLIOS

Dated: April 1, 2021

•	Treasury Portfolio
•	Treasury Instruments Portfolio
•	U.S. Government Portfolio
•	U.S. Government Select Portfolio

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Randal E. Rein

Name:	Randal E. Rein

Title:	Treasurer

NORTHERN FUNDS DISTRIBUTORS, LLC

By:	/s/ Mark Fairbanks

Name:	Mark Fairbanks

Title:	Vice President